

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

Charles Butler
Principal Financial Officer
CoinShares Valkyrie Bitcoin Fund
c/o CoinShares Co.
437 Madison Avenue, 28th Floor
New York, NY 10022

> **Re: CoinShares Valkyrie Bitcoin Fund**
> **Post-Effective Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 29, 2024**
> **File No. 333-252344**

Dear Charles Butler:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 5 to Registration Statement on Form S-1

Risk Factors, page 9

1.   We note the revisions you made on page 75 in response to prior comment 2. Please revise to provide risk factor disclosure related to potential conflicts of interest associated with the Prime Broker acting in the capacities of Prime Broker and a Bitcoin Trading Counterparty in connection with creations and redemptions of Baskets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Morrison C. Warren, Esq.